Exhibit 99.64

Corporate Update:
Filing of Technical Report

For Immediate Release	February 17, 2012

 Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to announce that the updated Technical Report referred to in the Company’s news release of January 5, 2012 in respect of updated mineral resource estimates for the Company’s La Arena Project located in north central Peru has been completed. A copy of this Technical Report is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.rioaltomining.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black
President & CEO

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & CEO	Alejandra Gomez, Investor Relations
Phone: +51 1 625 9900	Phone: +1 604 628 1401
Phone: +51 99279 4655	Fax: + 1 866 393 4493
Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts the responsibility for the adequacy or accuracy of this release.